Free Writing Prospectus

Dated August 1, 2023

Filed Pursuant to Rule 433

Registration Statement Nos. 333-273531

and 333-273531-01

Booz Allen Hamilton Inc.

FINAL TERM SHEET

August 1, 2023

$650,000,000 5.950% Senior Notes due 2033

Issuer:	Booz Allen Hamilton Inc.
Parent Guarantor	Booz Allen Hamilton Holding Corporation
Ratings:*	Baa3/BBB- (S/S)
Principal Amount:	$650,000,000
Maturity:	August 4, 2033
Coupon (Interest Rate):	5.950%
Yield to Maturity:	6.079%
Spread to Benchmark Treasury:	203 basis points
Benchmark Treasury:	UST 3.375% due May 15, 2033
Benchmark Treasury Price / Yield:	94-19 / 4.049%
Interest Payment Dates:	Semi-annually on February 4 and August 4 of each year, commencing on February 4, 2024
Redemption Provision(s):

Prior to May 4, 2033 (three (3) months prior to their maturity date) (the “Par Call Date”), the Issuer may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Prospectus under “Description of Notes and Note Guarantee—Optional Redemption”) plus 35 basis points less (b) interest accrued to, but excluding, the redemption date, and (2) 100% of the principal amount of the notes to be redeemed, plus in either case, accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date as described in the Prospectus under “Description of Notes and Note Guarantee—Optional Redemption.”

On and after May 4, 2033 (three (3) months prior to maturity), the Issuer may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the aggregate principal amount of the notes being redeemed, plus any accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date as described in the Prospectus under “Description of Notes and Note Guarantee—Optional Redemption.”

Price to Public:	99.044%
Underwriting Discount:	0.650%
Net Proceeds (after Underwriting Discount and before Expenses) to the Issuer:	$639,561,000
Trade Date:	August 1, 2023
Settlement Date:**	August 4, 2023 (T+3)
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Day Count Convention:	30/360
CUSIP Number:	09951L AC7
ISIN Number:	US09951LAC72
Book-Running Manager(s):	BofA Securities, Inc. J.P. Morgan Securities LLC Goldman Sachs & Co. LLC PNC Capital Markets LLC SMBC Nikko Securities America, Inc. Truist Securities, Inc. Wells Fargo Securities, LLC

Co-Managers

Capital One Securities, Inc.

Fifth Third Securities, Inc.

Huntington Securities, Inc.

ICBC Standard Bank Plc

M&T Securities, Inc.

MUFG Securities Americas Inc.

Siebert Williams Shank & Co., LLC

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

WauBank Securities LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** The Issuer expects that delivery of the notes will be made to investors on August 4, 2023, which will be the third business day following the date of this term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes more than two business days prior to August 4, 2023 will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Underwriters can arrange to send you the prospectus if you request it by calling or e-mailing BofA Securities, Inc. at 1-800-294-1322 or dg.prospectus_requests@bofa.com or calling J.P. Morgan Securities LLC collect at 1-212-834-4533.